FOR IMMEDIATE RELEASE – CALGARY, ALBERTA  NOVEMBER 12, 2007

BAYTEX ENERGY TRUST ANNOUNCES OPENING OF DENVER OFFICE
AND EXECUTIVE APPOINTMENTS

CALGARY, ALBERTA (November 12, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that we have established an office in Denver, Colorado to conduct oil and gas exploration and development activities in the United States. Baytex is committed to delivering the highest possible returns for our unitholders and believes that our expansion to the United States will lead to increased opportunities for continued efficient capital deployment. Management of Baytex has identified the Rocky Mountain region as one area in the U.S. which offers product and geographic diversification and is both geologically and fiscally prospective.

Our business development efforts in the United States will primarily target light oil and natural gas projects. We are opportunity and value driven, taking advantage of our extensive technical and financial capabilities to evaluate and complete transactions through producing property purchases, joint ventures, farm-ins and leasehold acquisitions. We have entered into a number of such agreements with local operators and will report the results of our programs as progress warrants.

We are pleased to announce that Mr. Timothy R. Morris has been appointed Vice-President, U.S. Business Development. Mr. Morris will be based in our Denver office and is responsible for directing our business development activities in the United States. Mr. Morris has 30 years of experience in the U.S. oil and gas industry and had held senior management positions with companies including Berco Resources and Santa Fe Snyder Corporation. He received a Bachelor of Science degree in Business from University of Colorado and is a Certified Professional Landman.

The Board of Directors of Baytex is also pleased to announce that Mr. Anthony W. Marino has been appointed President and Chief Operating Officer. Mr. Marino joined Baytex in November 2004 as Chief Operating Officer and this appointment reflects his contributions to our successful development into a leading oil and gas income trust over the last three years. Mr. Marino has 25 years of technical and management experience in the North American oil and gas industry, having held executive positions with exploration and production companies in the United States and Canada prior to joining Baytex. His experience in the United States, particularly in the Rocky Mountain region, will be valuable in leading Baytex’s business expansion initiatives. Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from University of Kansas and an MBA from California State University. He is a registered Professional Engineer and holds the Chartered Financial Analyst designation.

Mr. Raymond T. Chan remains as Chief Executive Officer of Baytex and will continue to lead our organization. Mr. Chan had held the position of President and Chief Executive Officer since the Trust’s inception in September 2003.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.                                                                                                                     Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer                                                                                                Telephone: (403) 538-3639
Erin Hurst, Investor Relations                                                                                                                     Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca